

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2022

Jonathan Ricker
President and Chief Executive Officer
Mass Megawatts Wind Power, Inc.
100 Boston Turnpike, Ste J9B#290
Shrewsbury, MA 01545

>   **Re: Mass Megawatts Wind Power, Inc.**
>   **Amendment No. 1 to Registration Statement on Form 10-12G**
>   **Filed May 9, 2022**
>   **File No. 000-32465**

Dear Mr. Ricker:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10/12A Filed May 9, 2022

Item 1. Business
Summary of the Business, page 3

1.   We note your revised disclosure on pages 10 and 17 in response to prior comment 1. Please include similar disclosure at the beginning of your Business section.

Item 1A. Risk Factors
Penny Stock Risk, page 22

2.   Please expand this risk factor to discuss in greater detail the extent to which your common stock may characterized as a "penny stock" under Section 3(a)(51) of the Exchange Act and any risks you may face as a result. Please address the requirements for broker-dealers to effect transactions in penny stocks under Section 15(h) of the Exchange Act and the specific legal remedies available to investors in penny stocks if broker-dealers do not meet

their obligations under the penny stock rules or if a penny stock is sold in violation of the investor's rights or otherwise in a fraudulent manner. Please also discuss how such requirements may adversely affect the market for your common stock and increase transaction costs.

<u>Item 7: Certain Relationships and Related Transactions, page 28</u>

3.   We note your revised disclosure in response to prior comment 7 and reissue it in part. Please disclose all information required pursuant to Item 404(d) of Regulation S-K, including any transaction with related persons since the beginning of your last fiscal year and the name of the officer and shareholder to whom you issued 50,716,815 shares of common stock for settlement of liabilities totaling $489,860. Refer to Item 404(a)(1) of Regulation S-K.

<u>Item 15: Financial Statements and Exhibits, page F-1</u>

4.   We note your revisions in response to prior comment 10. Please expand your disclosure to specify the states where you are licensed to produce the licensed products, and discuss the royalty payment terms and duration and termination provisions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: William Eilers